SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 18, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated August 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   August 18, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 – 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

South Surrey, British Columbia, August 18, 2011

Tanzanian Royalty Announces Commencement of Detailed Resource Definition and Exploration Drilling Program on its Buckreef Gold Project in Tanzania

Tanzanian Royalty Exploration Corporation (the “Company” or “TRX”) is pleased to announce that an infill reverse circulation (RC) drilling program has commenced on the Buckreef project, the Company’s advanced stage exploration gold project located in the Lake Victoria Goldfields of northern Tanzania within the Rwamagaza Greenstone Belt.

The Buckreef project contains National Instrument 43-101 (“NI 43-101”) compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

James E. Sinclair, President and CEO of Tanzanian Royalty notes that: “Any potential expansion of the existing Buckreef resource along established geological trends would enable us to optimize production rates with a subsequent improvement in operating costs.”

The Company has commenced a 58-hole RC drilling program totaling 7,000 metres and a drilling contractor has been engaged to conduct the drilling.  The objective of the first phase of infill drilling is to probe and corroborate significant gold mineralization in the Eastern Porphyry (EP) Prospect which was never reported from previous RC drilling by Iamgold Corp.  The EP Prospect lies approximately 0.8 km east of the main Buckreef Prospect.  The second phase of this drilling program will include both infill and step-out strike extension exploration drilling targeting the eastern extension of the near surface mineralization at the Tembo Prospect and the north-east extension of the main Buckreef Prospect.

In addition, an infill diamond drilling (DD) program consisting of 6000 metres of initial 12 diamond drill-holes is planned for the first week of September 2011 to investigate the down-dip extension of the high grade shoots below the previously projected economic final depth of the pit design by Iamgold.  These deep DD drill-holes will be mostly infilling gaps from previous Iamgold drill-holes and the results will be used to evaluate the potential for upgrading some of the inferred resource at the main Buckreef Prospect to the indicated category as well as to delineate potential additional inferred resources.  In addition, some of the diamond core holes will be used to ascertain the rock geotechnical properties as part of our preliminary investigations on the open pit wall stability.

Project Activities

If warranted by the results of the drilling program, TRX intends to prepare a revised mineral resource estimate for the Buckreef gold project in accordance with the requirements of NI 43–101.  In addition to the resource and exploration drilling program, 360 metres of metallurgical drilling are planned at Bingwa and Tembo to collect samples for additional metallurgical test-work and bulk density determination.  The objective of the metallurgical test-work is to further define process design criteria and operating costs.

QUALITY CONTROL PROGRAM AND QUALIFIED PERSON

The RC and DD logging and sampling will be done by Anthony Minde (BSc. Geo) assisted by Issa Mhando (BSc., Geo). Screen fire assay and preliminary metallurgical and specific gravity test-work on the RC and DD samples will be conducted at SGS-Mwanza Laboratory in Tanzania.

The overall planning, execution and monitoring of quality control programs at the Buckreef gold project are under the supervision of the Resource Evaluation Manager, Mr. Phillip Kaniki (BSc. AusIMM), the Head of Geology, Mr. Charles Mnguto (BSc. AusIMM) and the General Manager (Exploration & Administration), Mr. Peter T. Zizhou (MSc. Pri. Nat. Geo).

TRX utilizes an industry standard QA/QC protocol with respect to sampling procedures. Blanks and certified reference standards are inserted into the sample stream to monitor laboratory performance and duplicates of pulps and bulk rejects are also used to monitor laboratory performance.

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No. 400028/08).

Respectfully submitted,

 Joseph K. Kahama
Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.

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